

January 10, 2013

Via E-mail

Stephen K. Roddenberry
Akerman Senterfitt, P.A.
One Southeast Third Avenue
25<sup>th</sup> Floor
Miami, FL 33131-1714

> **Re:     Bluegreen Corporation**
> **Schedule 13E-3**
> **Filed December 17, 2012**
> **File No. 5-38205**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 17, 2012**
> **File No. 1-09292**

Dear Mr. Roddenberry:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.     Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports. Revise to summarize in the proxy statement any and all presentations made by Cassel Salpeter, Ewing or JPM during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9

of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. In this regard, we note the preliminary analysis discussed on October 28, 2011 and the opinions and analyses by Cassel and JPM for the stock-for-stock merger have not been filed as exhibits to the Schedule 13E-3 and summarized in the proxy statement. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

2.      Refer to Exhibit 99.C.2 and the last page of the opinion in Annex B. Please remove the statement in the first and second paragraphs in Exhibit 99.C.2 that the information is "provided solely for the information of the Special Committee," as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Cassel's belief that shareholders cannot rely upon the opinion to support any claims against Cassel arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Cassel). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Cassel would have no effect on the rights and responsibilities of either Cassel or your board of directors under the federal securities laws. Please similarly revise the last page of Annex B.

Preliminary Proxy Statement on Schedule 14A

General

3.      Please append the Form 10-K and the recent quarterly reports to the proxy statement since the issuer is not eligible to incorporate by reference. Refer to Item 14(e) and Instruction 2(b) to Item 14 of Schedule 14A.

4.      We note that you define "unaffiliated stockholders" as "shareholders other than BFC and its affiliates…." Please revise to clarify that you are referring to stockholders other than those affiliated with the issuer, rather than those affiliated with BFC.

Summary Term Sheet

Opinion of the Financial Advisor to the Bluegreen Special Committee, page 4

5.      Please also describe the Ewing fairness opinion in the summary.

Interests of Certain Persons in the Merger, page 5

6.      Please revise the fourth bullet point to describe the "treatment" of stock options and restricted stock awards, including the accelerated vesting provisions.

Financing of the Merger, page 5

7.      We note that you plan to fund $78.25 million of the merger consideration through "debt financing and by utilizing the assets of Bluegreen." If true, please revise, here and on page 41, to clarify that you have not obtained any of this debt financing and describe any specific plans to obtain the debt financing.

Special Factors, page 14

Background of the Merger, page 14

8.      We note that in late 2009, BFC, through Woodbridge, purchased approximately 7.4 million shares from a third party shareholder. As a result of the stock purchase, BFC and Woodbridge gained a controlling interest in the company, increasing their ownership percentage from 29% to 54%. In addition, it appears that the stock purchase increased the probability of success of, or otherwise facilitated, the proposed merger. Further, the purchase was made at a price of approximately $3.12 per share, which is below the offer price in the merger and which reduces the aggregate expense of the transaction. Please tell us why the stock purchase was not a step in a series of transactions reasonably likely to have one or more of the effects listed in Rule 13e-3(a)(3)(ii). Refer to Q&A No. 4 in SEC Release 34-17719.

9.      Please revise to describe each of the alternatives considered by the Bluegreen board or management and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

10.     Please revise to describe each filing person's reasons for undertaking the Rule 13e-3 transaction at this particular time, as opposed to another time in the issuer's operating history. Refer to Item 1013(c) of Regulation M-A.

11.     Please revise to describe the factual basis alleged to underlie the SEC civil action against BBX and Mr. Levan and the relief sought.

12.     Please refer to the disclosure about the October 12, 2011 meeting. Please revise to further clarify why "BFC's voting position in Bluegreen and intent to continue its relationship with Bluegreen" made a market check "likely not to be productive."

Recommendation of the Special Committee and Board of Directors…, page 21

Board of Directors, page 22

13.    Please revise to expressly state in this section whether the board believes the transaction is substantively fair and whether the first set of bullet points on page 22 supports the board's substantive fairness determination.

14.    Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders.  In this regard, it does not appear that you have fully addressed the value offered to Bluegreen shareholders in the prior stock-for-stock merger proposal and the stock purchase by BFC in late 2009. See Q&A No. 20 in Exchange Act Release No. 17719.

15.    Please revise throughout the proxy statement to omit references to an "arms' length" negotiation since this is a going private transaction by affiliates.

16.    Refer to the last bullet point of this section which refers to "other risks associated with the merger."  Please revise to discuss all material factors and considerations under this section.

Opinion of the Financial Advisor to the Special Committee, page 24

17.    Please revise to disclose the "other internal financial information" furnished to Cassel.

18.    Please disclose whether Cassel has consented to the inclusion of its report and the summary of the report in the proxy materials.  Please similarly revise the discussion under the Ewing fairness opinion beginning on page 34.

Summary of Financial Analyses Performed by Cassel Salpeter, page 26

Discounted Cash Flows Analysis, page 27

19.    Please revise to provide additional disclosure about the underlying data used in the analysis, including the estimates of Bluegreen's free cash flows and terminal value, so that investors may understand how the analysis resulted in an implied range of $9.80 to $11.50.  Please describe why the particular reference range and perpetual growth rates were selected.

Selected Companies Analysis, page 27

20.     Please revise to disclose the enterprise values and projected EBITDA for each
        comparable company and for Bluegreen. Please revise to describe why Cassel used the
        selected multiple ranges.

Selected Transactions Analysis, page 28

21.     Please revise to disclose the enterprise value, the trailing twelve month EBITDA, and the
        multiples for each selected transaction and for Bluegreen.  Please revise to describe why
        the selected multiple ranges were used in the analysis.

Purposes and Reasons of the Purchaser Group for the Merger, page 31

22.     We note that the purchaser group is "undertaking the merger at this time based on the
        time frames" discussed in the background section.  Please revise to provide expanded
        disclosure regarding the reasons for each filing persons' choice to engage in the
        transaction at this time.  Please refer to Item 1013(c) of Regulation M-A.

Analyses Performed by the Financial Advisor to BFC's Board of Directors, page 34

Discounted Cash Flow Methodology, page 36

23.     Please revise to provide additional disclosure about the underlying data used in the
        analysis, including the estimates of cash flows, terminal value and working capital
        requirements, so that investors may understand how the analysis resulted in an implied
        range of $10.11 to $10.56 per share.  Please also describe why the particular multiple and
        discount rates were used.

Enterprise Value Methodology, page 36

24.     Please revise to provide additional disclosure about the underlying data of the four
        companies and their ratios of Enterprise Value to EBITDA.  Please also describe the
        criteria for selecting the four companies.  In addition, please describe how the analysis
        supports the conclusion that the merger consideration of $10.00 per share is fair.

Premium Analysis, page 37

25.     We note that Ewing considered the indicated purchase premium of over 70% to be "a
        high premium by current market standards."  If Ewing considered the premiums offered
        in other transactions, then please disclose the names of the parties to the selected
        transactions, the comparable trading information and the criteria for selecting the
        comparable transactions.

Market Comparisons, page 37

26.     Please revise to disclose the underlying data for Silverleaf Company that Ewing
        considered and the selection criteria used to decide that Silverleaf was the only recent
        comparable transaction.

Effects of the Merger, page 38

27.     Please revise to describe the effects of the Rule 13e-3 transaction on the issuer and its
        affiliates, including the filing persons.  Refer to Item 1013(d) of Regulation M-A.  Please
        also describe and quantify the benefits and detriments to each of the issuer, its affiliates,
        including the filing persons, and its unaffiliated shareholders.  Refer to Instruction 2 to
        Item 1013 of Regulation M-A.

28.     Please revise to discuss the loss of the rights and protections that the federal securities
        laws provide to security holders, the substantive disclosure requirements that the federal
        securities laws, including the Sarbanes-Oxley Act require of public companies, and the
        reporting obligations for directors, officers and principal stockholders of public
        companies.

29.     Please revise to present one table since beneficial ownership should reflect both direct
        and indirect holdings, or advise us.  Refer to Rule 13d-3.

30.     We note that Bluegreen's bylaws will be amended immediately following the effective
        time of the merger.  Please revise to append the form of amended bylaws to the proxy
        statement.

Interests of Certain Persons in the Merger, page 42

Treatment of Stock Options, page 43

31.     Please revise this table to reflect the cash payments to be received as merger
        consideration for the shares of common stock owned by each officer and director.

Appointment to BFC's Board of Directors, page 43

32.     Please revise to identify the six current directors of Bluegreen who are not currently
        directors of BFC.

Material United States Federal Income Tax Consequences, page 45

33.     Please revise to describe the tax consequences to Bluegreen and the filing persons.  Refer
        to Item 1013(d) of Regulation M-A.

Litigation Related to the Merger, page 46

34.     Please revise to describe the facts alleged in the Massachusetts proceedings referenced in your disclosure.  Also provide us with copies of the pleadings, including complaints and answers, related to the lawsuits discussed in this section and for any lawsuits filed subsequent to the filing of your preliminary proxy statement.

Material U.S. Federal Income Tax Consequences, page 45

35.     Please revise to describe the federal income tax consequences to the issuer and to the purchaser group.  Refer to Item 1013(d) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3411.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

                                                Sincerely,

                                                /s/ Peggy Kim

                                                Peggy Kim
                                                Special Counsel
                                                Office of Mergers & Acquisitions